FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Result of the Tender Offer	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication made on 30 June 2021, Telefónica Emisiones, S.A.U. (the "EMTN Issuer" and an "Issuer") announces the final results of the invitations to holders to tender for purchase by the EMTN Issuer for cash of the (i) EUR 1,400,000,000 0.75 per cent. Instruments due April 2022, (ii) EUR 1,250,000,000 2.242 per cent. Instruments due May 2022, (iii) EUR 1,500,000,000 3.987 per cent. Instruments due January 2023, (iv) EUR 1,250,000,000 1.528 per cent. Instruments due January 2025, (v) EUR 1,000,000,000 1.495 per cent. Instruments due September 2025 and/or EUR 1,350,000,000 1.460 per cent. Instruments due April 2026, (collectively, the "EMTN Instruments") and Telefónica Europe B.V. (the "Hybrid Issuer" and an "Issuer") announces the final results of the invitation to holders to tender for purchase by the Hybrid Issuer for cash of the EUR 1,000,000,000 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Hybrid Securities" and, together with the EMTN Instruments, the "Instruments" and each a "Series"), in each case irrevocably guaranteed by Telefónica, S.A. (the "Guarantor ") (each such invitation an "Offer" and together the "Offers").

The Offers were made on the terms and subject to the conditions contained in the tender offer memorandum dated 30 June 2021 (the "Tender Offer Memorandum") and are subject to the offer restrictions more fully described in the Tender Offer Memorandum.

The EMTN Issuer will accept validly tendered Instruments pursuant to the relevant Offers for purchase in cash in an aggregate principal amount of EUR 838,600,000.

The Hybrid Issuer will accept validly tendered Hybrid Securities pursuant to the relevant Offer for purchase in cash in an aggregate principal amount of EUR 114,900,000.

The final results of the Offers are as follows:

Description of Instruments	ISIN	Aggregate Principal Amount Outstanding	Fixed Purchase Yield	Purchase Price*	Aggregate Principal Amount Tendered	Series Acceptance Amount	Pro-ration Factor
EUR 1,400,000,000 0.75 per cent. Instruments due April 2022	XS1394777665	EUR 1,110,000,000	-0.40 per cent.	EUR 100,870 (100.870 per cent. of principal)	EUR 235,600,000	EUR 235,600,000	Not Applicable
EUR 1,250,000,000 2.242 per cent. Instruments due May 2022	XS1069430368	EUR 1,015,100,000	-0.40 per cent.	EUR 102,318 (102.318 per cent. of principal)	EUR 77,200,000	EUR 77,200,000	Not Applicable

EUR 1,500,000,000 3.987 per cent. Instruments due January 2023	XS0874864860	EUR 1,500,000,000	-0.40 per cent.	EUR 106,767 (106.767 per cent. of principal)	EUR 223,300,000	EUR 223,300,000	Not Applicable
EUR 1,250,000,000 1.528 per cent. Instruments due January 2025	XS1550951211	EUR 1,250,000,000	-0.20 per cent.	EUR 106,107 (106.107 per cent. of principal)	EUR 123,200,000	EUR 123,200,000	Not Applicable
EUR 1,000,000,000 1.495 per cent. Instruments due September 2025	XS1877846110	EUR 1,000,000,000	-0.10 per cent.	EUR 106,260 (106.260 per cent. of principal)	EUR 108,400,000	EUR 108,400,000	Not Applicable
EUR 1,350,000,000 1.460 per cent Instruments due April 2026	XS1394764689	EUR 1,350,000,000	0.00 per cent.	EUR 106,940 (106.940 per cent. of principal)	EUR 70,900,000	EUR 70,900,000	Not Applicable
EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities	XS1490960942	EUR 242,400,000	0.00 per cent.	EUR 102,527 (102.527 per cent. of principal)	EUR 114,900,000	EUR 114,900,000	Not Applicable
* Shown per EUR 100,000 in principal amount of the relevant Instruments

The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum. The Settlement Date is expected to be 12 July 2021.
All Instruments repurchased pursuant to the Offers will be cancelled.
Following the settlement of the relevant Offer and subsequent cancellation of the repurchased Hybrid Securities, more than 80 per cent. of the original aggregate principal amount of the Hybrid Securities will have been purchased and cancelled by the Hybrid Issuer. Pursuant to the terms and conditions of the Hybrid Securities, the Hybrid Issuer will therefore have the option to redeem (after providing the required notice) all of the remaining outstanding Hybrid Securities (in whole but not in part) at their principal amount plus any interest accrued to, but excluding, the relevant day on which the Hybrid Securities become due for early redemption in accordance with the Conditions and any Arrears of Interest (as defined in the Conditions).
The Hybrid Issuer intends to exercise this option following the settlement of the relevant Offer.
Madrid, 8 July 2021

Neither the Offers, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 08, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors